SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F    ☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_________)

Enclosure:  Press Release - COPA HOLDINGS ANNOUNCES 23.6% TRAFFIC GROWTH FOR MARCH 2006

Copa Holdings Announces 23.6% Traffic Growth for March 2006

          PANAMA CITY, April 10 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA) and its Copa Airlines and AeroRepublica operating subsidiaries today released preliminary passenger traffic statistics for March 2006:

Copa Holdings (Consolidated) *	March 2006	March 2005*	Change (%)

ASM (mm) (1)	551.8	449.5	22.8%
RPM (mm) (2)	392.5	317.4	23.6%
Load Factor (3)	71.1%	70.6%	0.5	p.p.
Copa Airlines
ASM (mm) (1)	420.6	343.6	22.4%
RPM (mm) (2)	331.6	249.5	32.9%
Load Factor (3)	78.8%	72.6%	6.2	p.p.
AeroRepublica
ASM (mm) (1)	131.2	105.9	23.9%
RPM (mm) (2)	60.9	67.9	-10.4%
Load Factor (3)	46.4%	64.1%	-17.7	p.p.

* Figures for March 2005 are not comparable for Copa Holdings, due to our purchase of AeroRepublica on April 22, 2005.

1.	Available seat miles -- represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.	Revenue passenger miles -- represents the numbers of miles flown by revenue passengers
3.	Load factor -- represents the percentage of aircraft seating capacity that is actually utilized

          For the month of March 2006, Copa Holdings’ system-wide passenger traffic (RPM) increased 23.6%, while capacity (ASM) increased 22.8%. System load factor for March 2006 reached 71.1%, an increase of 0.5 p.p. when compared to March 2005.

          Copa Airlines passenger traffic (RPM) for March 2006 increased 32.9%, while capacity (ASM) increased 22.4%. This resulted in a 6.2 p.p increase in load factor when compared to March 2005.

          AeroRepublica passenger traffic (RPM) for March 2006 decreased 10.4%, while capacity (ASM) increased 23.9%.  AeroRepublica’s load factor for the month was 46.4%.

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Medellin and Cartagena. CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 04/10/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO